FMI Large Cap FMIHX

Analyst Report     Morningstar's Take     02-02-07

by Kerry O’Boyle

FMI Large Cap is a largely undiscovered gem.

After ﬁve straight years of top-quartile returns, this offering hasn't garnered the attention it deserves. Although its assets have tripled in the past year, at roughly $355 million the fund remains a tiny player among the giants in the large-blend category. A value-oriented, bottom-up stock-picking fund, management has delivered stunning returns with low volatility compared with its peers using a compact portfolio of only 20 stocks. In 2006, picks like consulting ﬁrm Accenture ACN and retailer TJX Companies TJX led to a nearly 17% gain for the year.

Managers Ted Kellner and Pat English head a five-person investment committee that emphasizes downside protection. They seek to buy stocks at discounts to their intrinsic-value estimates that also are trading for less than historical valuations. But more importantly, they're long-term investors who look for unique, yet understandable businesses that can generate recurring revenues and high returns on invested capital. English also demands shareholder-friendly management teams that shun growth-only acquisition strategies and egregious compensation packages, remaining instead focused on proﬁtability. While recent pick Sprint Nextel S, added to the portfolio in May 2006, has continued to struggle, the team's long-term focus has led them to add to its position.

Investors need to understand, however, that the fund's concentrated portfolio can be risky. A few picks gone awry could cause it to lag as severely as it has outperformed. In addition, the fund's value leanings and a double-digit stake in foreign stocks have given it a bit of a tail wind over other rivals in recent years.

Still, we think this is a solid offering. Although this fund is relatively young, Kellner and English have more than two decades of experience running FMI Common Stock FMIMX using a similar strategy and applying it to small- and mid-cap stocks. We think Large Cap is well worth considering.

Kerry O'Boyle is a fund analyst with Morningstar.com.

Year	Total Return (%)	+⁄–Category
YTD	2.37	0.73
2006	16.68	2.51
2005	9.12	3.10
2004	17.52	7.09
2003	31.55	3.61
Data through 01-31-2007

Morningstar Rating

Kudos

Strong record since inception.

Below-average volatility.

Risks

The fund is likely to lag its peers during growth-led rallies.

Concentrated portfolio adds to potential risk.

Strategy

The fund's management team invests in large-cap companies that have durable business models with recurring revenues and strong returns on invested capital. It measures valuation relative to historical metrics such as price/earnings, price/cash ﬂow, and price/sales, as well as its assessment of the ﬁrm's intrinsic value. The team also favors companies with strong management teams focused on increasing shareholder value and focused on proﬁtability over growth. Because management takes a long-term investment approach, turnover is lower than its typical large-blend peer's.

Management

A ﬁve-person investment policy committee headed by Ted Kellner, CEO of Fiduciary Management Inc., and Patrick English, head of equity research, make all of the investment decisions here. Kellner and English have been in charge since the fund's December 2001 inception and also lead the successful team at sibling FMI Common Stock FMIMX.

Inside Scoop

This young fund invests with a long-term outlook in thoroughly researched large-cap companies trading below what management considers their intrinsic value.

Role in Portfolio

Despite its concentrated portfolio, the fund's cautious stock-picking style and focus on steady large-cap stocks make it suitable as a core offering.

FMI Large Cap Fund Disclosure Footnote

The average annual total returns of the FMI Large Cap Fund for 1 year, 5 Year and inception (12/31/01) periods ended February 28, 2007 were: 14.15%, 11.04%, and 10.57%, respectively.

The returns do not reflect the deduction of taxes that a shareholder would pay on Fund distributions or the redemption of Fund shares. Performance data quoted represents past performance; past performance does not guarantee future results. The investment return and principal value of an investment will fluctuate so that an investor's shares, when redeemed, may be worth more or less than their original cost. Current performance of the Fund may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by visiting www.fmifunds.com.

For more information about the FMI Large Cap Fund, call (800) 811-5311 for a free prospectus. Please read the prospectus carefully to consider the investment objectives, risks, charges and expenses, before investing or sending money. The prospectus contains this and more information about the FMI Large Cap Fund. Please read the prospectus carefully before investing.

Morningstar

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